Filed Pursuant to Rule 433
March 13, 2006
Registration No. 333-130597
Quicksilver Resources Inc.
Pricing Term Sheet

Issuer	Quicksilver Resources Inc.
Security Description	Senior Subordinated Notes
Distribution	SEC Registered
Face	$350,000,000
Gross Proceeds	$350,000,000
Coupon:	7.125%
Maturity	April 1, 2016
Offering Price	100.000% of face amount
Yield to maturity	7.125%
Spread to Treasury	2.36%
Benchmark	UST 4.5% 2/16
Ratings	B2/B
Interest Payment Dates	April 1 and October 1, commencing October 1, 2006

Redemption Provisions:
Clawback	Up to 35% at 107.125%
Make-whole call	Before the first call date at a discount
rate of Treasury plus 50 basis points
Redemption prices	Commencing April 1, 2011: 103.563%
Commencing April 1, 2012: 102.375%
Commencing April 1, 2013: 101.188%
April 1, 2014 and thereafter: 100.000%
Redemption with proceeds	Prior to April 1, 2009, up to 35% may be
of equity offering	redeemed at 107.125%
Settlement:	T+3; March 16, 2006
CUSIP:	74837RAC8
ISIN:	US74837RAC88
Bookrunners:	JPMorgan
Credit Suisse
Co-Managers:	Banc of America Securities LLC
BNP Paribas
Goldman, Sachs & Co.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect at 1-212-270-3994.